Homestead Funds Trust

4301 Wilson Boulevard

Arlington, Virginia 22203

April 17, 2019

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Raymond A. Be

Re:Homestead Funds Trust

     File Nos. 333-229995 and 811-23429

Dear Mr. Be:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Homestead Funds Trust respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-1A be accelerated to Thursday, April 18, 2019 or as soon thereafter as practicable. Absent acceleration, pursuant to Rule 473(b) under the Securities Act, this Registration Statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

Please call Lisa Henry of Ropes & Gray LLP at (617) 951-7780 as soon as the Registration Statement has been declared effective.

Very truly yours,

Homestead Funds Trust

By:	/s/ Mark D. Santero
Name:	Mark D. Santero
Title:	President and Chief Executive Officer

RE Investment Corporation

4301 Wilson Boulevard

Arlington, Virginia 22203

April 17, 2019

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Raymond A. Be

Re:Homestead Funds Trust

     File Nos. 333-229995 and 811-23429

Dear Mr. Be:

The undersigned, as distributor of Homestead Funds Trust (the “Trust”), hereby joins in the Trust’s request that the effectiveness of the above-referenced registration statement on Form N-1A be accelerated to Thursday, April 18, 2019, or as soon thereafter as practicable.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act of 1933.

Very truly yours,

RE Investment Corporation

By:	/s/ Jennifer Webster
Name:	Jennifer Webster
Title:	President